UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  Cardiac Pathways Corporation

Title of Class of Securities:  Common Stock

CUSIP Number:  141408104


  (Date of Event Which Requires Filing of this Statement)

                     December 31, 1999

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 141408104

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Nicholas Fund NV


2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only


4.  Citizenship or Place of Organization

         Netherlands Antilles

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

         76,800

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

         76,800

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person

         76,800

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares





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11. Percent of Class Represented by Amount in Row (9)

          3.82%

12. Type of Reporting Person

          CO












































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


CUSIP Number: 141408104

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Atlantic Capital Management Ltd.


2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

          76,800

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

          76,800

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

          76,800

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares





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


11. Percent of Class Represented by Amount in Row (9)

          3.82%

12. Type of Reporting Person

          CO












































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


Item 1(a) Name of Issuer:  Cardiac Pathways Corporation

      (b) Address of Issuer's Principal Executive Offices:

          995 Benecia Avenue
          Sunnydale, California  94086

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          Nicholas Fund N.V.
          P.O. Box 837
          Curacao, Netherlands Antilles

          Atlantic Capital Management Ltd.
          Suite 272, 2nd Floor
          Berkeley Square House
          London W1X 6EA
          United Kingdom

          Nicholas Fund N.V. - Netherlands Antilles corporation

          Atlantic Capital Management Ltd. - United Kingdom corporation

    (d)   Title of Class of Securities:  Common Stock


    (e)   CUSIP Number:  141408104

Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,



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



    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or
             Endowment Fund,

    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

 Item 4. Ownership.

         (a) Amount Beneficially Owned: 76,800 shares by
             Nicholas Fund NV and Atlantic Capital
             Management Ltd.

             Atlantic Capital Management Ltd. solely acts as Investment Adviser to the Nicholas Fund NV which beneficially owns the 76,800 shares. Atlantic Capital Management Ltd. disclaims beneficial ownership of the 76,800 shares.

         (b) Percent of Class: 3.82% by Nicholas Fund NV and
             Atlantic Capital Management Ltd.

         (c) Nicholas Fund NV and Atlantic Capital
             Management Ltd.: 76,800 shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote; 76,800 shares with shared power to dispose or to direct the disposition of; 0 shares with the sole power to dispose or to direct the disposition of






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



Item 5.  Ownership of Five Percent or Less of a Class.

             Ownership has decreased to an amount less than 5% of the class.

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

             N/A

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported by the Parent
Holding Company.

             N/A

Item 8.  Identification and Classification of Members of the
Group.

             N/A

Item 9.  Notice of Dissolution of the Group.

             N/A

Item 10.

         Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.















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




             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    NICHOLAS FUND NV

      By:  /s/ Gregory E. Elias
          _________________________
          Gregory E. Elias, Managing Director


    ATLANTIC CAPITAL MANAGEMENT LTD.

      By:  /s/ M.R. Wilkinson
          ____________________________
          M.R. Wilkinson, Compliance & Finance Director


    January 26, 2000




























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


                         AGREEMENT

         The undersigned agree that this Schedule 13G dated

January 26, 2000 relating to the Common Stock of Cardiac

Pathways Corporation shall be filed on behalf of the

undersigned.


                          NICHOLAS FUND NV

                          By:  /s/ Gregory E. Elias
                               _________________________
                               Gregory E. Elias
                               Managing Director


                          ATLANTIC CAPITAL MANAGEMENT LTD.

                          By:  /s/ M.R. Wilkinson
                               ____________________________
                               M.R. Wilkinson
                               Compliance & Finance Director


























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